Exhibit 99.1

Golden Ocean Group Limited. (the "Company" or "Golden Ocean") (Nasdaq and OSE: GOGL) today announced that Ulrik Andersen, Chief Executive Officer of Golden Ocean Management AS, has decided to step down from his position. The Board has appointed Lars-Christian Svensen, Golden Ocean’s Chief Commercial Officer, to take the role as Interim Chief Executive Officer of Golden Ocean Management AS. Lars-Christian has a solid background within the industry and a profound understanding of the Company and its organization. The Board is confident that this new appointment will ensure a successful and seamless transition of the role. Mr. Andersen will be available for the company till September 1st, 2023.

"I would like to thank Ulrik for his contribution to Golden Ocean. He has led the Company through a period of fleet growth and fleet renewal. I wish Ulrik success in his future endeavours," said Ola Lorentzon, Chairman of Golden Ocean.

Ulrik Andersen commented: "I would like to express my gratitude to the Board of Golden Ocean for the opportunity to lead the Company during a transformative period that encompassed significant fleet growth and required navigating a challenging and volatile macroeconomic landscape.

I'm proud of the accomplishments achieved during my tenure, and I am confident that the Golden Ocean is well-positioned for future success.

I extend my best wishes to the Company as it embarks on the next chapter”.

June 1st, 2023
The Board of Directors
Golden Ocean Group Limited.
Hamilton, Bermuda

This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.